UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           FORM U-9C-3

              QUARTERLY REPORT PURSUANT TO RULE 58





                       UNITIL CORPORATION
              (Name of Registered Holding Company)


     6 Liberty Lane West, Hampton, New Hampshire  03842-1720
            (Address of principal executive offices)


                   ITEM 1 - ORGANIZATION CHART

Name of    Energy or    Date of      State of     Percentage  Nature
reporting  gas-related  Organization Organization of voting   of
company    company                                securities  business
                                                  held

(Indentation indicates subsidiary relationship)
Unitil
Corporation

   Unitil
   Resources,
   Inc.       Energy     5/26/93         NH         100%       Energy
                                                               Marketing &
                                                               Consulting



Description of Various Consulting, Energy Marketing, Energy
Management and Other Activities Undertaken by Unitil Resources
Inc.:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources, Inc., became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. In 1998, the State of New Hampshire extended this program beyond the original 24 month period. Unitil Resources discontinued this program effective December 31, 1999.

Electricity and Natural Gas Brokerage. On March 25, 1999 Unitil Corporation acquired a minority interest in Enermetrix.com (formerly known as North American Power Brokers, Inc.), a privately held company providing Internet technology solutions to the energy industry. The Federal Communications Commission has determined that Enermetrix.com is an exempt telecommunications company, as that term is defined in PUHCA Section 34(a)(1), as amended.

Unitil Corporation, through Unitil Resources, has licensed and deployed Enermetrix.com's innovative Internet-based technology for brokering electricity and natural gas energy transactions between retail consumers and energy suppliers. Unitil Resources offers the retail energy electronic commerce system developed and owned by Enermetrix.com to medium and large commercial and industrial customers, co-branded under the name "Usource", powered by Enermetrix.com's World Wide Retail Energy Exchange. Usource has expanded service to New York, Pennsylvania, Massachusetts, Maine and New Hampshire. Revenues generated from this activity during the second quarter of 2000 were $16,293.








    ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
                          CONTRIBUTIONS

Associate                Reporting        Type              Net
company                  company          of                Change
advancing                receiving        Transaction       in Contributions
funds                    funds

Unitil                    Unitil          Capital              $3,200,000
Corporation               Resources       Contribution
                          Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf
                     of Reporting Companies

Associate    Reporting
company      company    Types of    Direct    Indirect  Cost      Total
rendering    receiving  services    costs     costs     of        amount
services     services   rendered    charged   charged   Capital   billed


Unitil       Unitil      Energy     $212,891  $196,072    $0       $408,963
Service      Resources   Marketing
Corp.        Inc.        and
                         Consulting

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the second quarter of 2000 included regulatory, finance, accounting, marketing, energy management and administrative services.



















            ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                     (Dollars in Thousands)

Investments in Energy-related Companies:
   Total consolidated capitalization
   as of  June 30, 2000                          $163,527
   Total capitalization multiplied by 15%          24,529

   Greater of $50 million or line 2                             $50,000

   Total current aggregate investment:
      Energy-related business:                      4,290
         Unitil Resources, Inc.

         Total current aggregate investment                  4,290


   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                  $45,710




Investments in Gas-related Companies

None.


                   ITEM 5 - OTHER INVESTMENTS



                          Other                   Other            Reason for
Major line of             investment in           investment in    difference in
energy-related            last U-9C-3             this U-9C-3      other
business                  report                  report           investment

Energy Marketing           $10,000*                 $0                 n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil
Resources, Inc. was $10,000.












           ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

             A.  Financial Statements - Page 1 of 2

                     Unitil Resources, Inc.
        (A Wholly-owned Subsidiary of Unitil Corporation)

                          BALANCE SHEET
                           (UNAUDITED)


                                                   June 30,
          ASSETS:                                    2000

          Service Company Property:
             Equipment                             $185,504
             Less: Accumulated Depreciation         (46,746)
             Net Equipment                          138,758

             Intangible Assets, net of
                  Amortization                      675,052
             Software Development                 1,212,505
              Total Service Company Property      2,026,315

          Current Assets:
             Cash                                   710,695
             Accounts Receivable                     73,583
             Prepayments                             79,433
               Total Current Assets                 863,711

          Deferred Debits                            42,759

          Total Assets                           $2,932,785


          LIABILITIES AND STOCKHOLDER'S
          EQUITY:

          Current Liablilites
             Accounts Payable                      $173,594
             Taxes Accrued                         (110,001)
             Miscellaneous Current Liabilities        2,471
               Total Current Liabilities             66,064

          Stockholder's Equity:
             Common Stock, $1.00 par value
                Authorized - 10,000 shares
                Outstanding - 10,000 shares             100
             Premium on Common Stock                  9,900
             Miscellaneous Paid in Capital        4,290,000
             Retained Earnings                   (1,433,279)

               Total Stockholder's Equity         2,866,721

          Total Liabilities and Equity           $2,932,785



           ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

             A.  Financial Statements - Page 2 of 2



                     Unitil Resources, Inc.
        (A Wholly-owned Subsidiary of Unitil Corporation)

                      STATEMENT OF EARNINGS
                           (UNAUDITED)


                                          Three          Six
                                         Months        Months
                                            Ended         Ended
                                           June 30,      June 30,
                                            2000         2000

        Revenues:
          Electric Revenues                  $0          $(1,411)
          Service Revenues               16,293           48,746
             Total Revenues              16,293           47,335

         Operating Expenses:
            Purchased Power              (1,441)         (18,045)
            Depreciation and
                  Amortization           68,104          120,571
            Administrative and
                  General               557,563          964,517
            Provision for Income
                  Taxes                (209,619)        (351,805)
              Total Operating Expenses  414,607          715,238


          Operating (Loss) Income      (398,314)        (667,903)

          Nonoperating Income             3,980            3,980

          Income (Loss) before         (394,334)        (663,923)
                  Interest Expense

            Interest Exense, net         15,995           28,084

         Net (Loss) Income            $(410,329)       $(692,007)




                          B.  Exhibits

                              None.



                            SIGNATURE



Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this

Certificate to be signed on its behalf by the undersigned

thereunto duly authorized.





Unitil Corporation







By:    /s/  Mark H. Collin


Mark H. Collin

Treasurer

Dated:  August 28, 2000






                            SIGNATURE



Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned company has duly caused this

Certificate to be signed on its behalf by the undersigned

thereunto duly authorized.





Unitil Corporation







By:   _____________________


Mark H. Collin

Treasurer

  Dated:  August 28, 2000